Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 9
DATED JANUARY 29, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 2 dated October 20, 2009, Supplement No. 3 dated November 5, 2009, Supplement No. 4 dated November 19, 2009, Supplement No. 5 dated December 1, 2009, Supplement No. 6 dated December 16, 2009, Supplement No. 7 dated January 6, 2010 and Supplement No. 8 dated January 20, 2010.  Unless otherwise defined in this Supplement No. 9, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

For the year ended December 31, 2009, we paid total distributions of approximately $96,000.  For income tax purposes only, 100.0% of the distributions paid in 2009 will be treated as non-dividend distributions. We did not use any of the net proceeds from the offering to fund these distributions.  We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  The monies needed to pay distributions declared for October and November were funded from capital contributions from our sponsor, IREIC.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

The following table denotes the allocation of the distributions paid in 2009 for income tax purposes only.  All amounts are stated in dollars per share.

Record Date(s)	Payment Date	Total Distributions (2)	Ordinary Dividends	Capital Gain	Non-Dividend Distributions

October 14, 2009	November 3, 2009	$0.02301376	-	-	$0.02301376
October 15-31, 2009 (1)	November 3, 2009	$0.02794528	-	-	$0.02794528
November 1-30, 2009 (1)	December 3, 2009	$0.04931520	-	-	$0.04931520
		$0.10027424	-	-	$0.10027424

(1) For stockholders of record between October 15 and October 31, 2009 and between November 1 and November 30, 2009, distributions were paid based on daily record dates, calculated at a rate of $0.00164384 per share per day.

(2) Distributions were paid monthly in arrears.  For record dates between October 15, 2009 and November 30, 2009, the amounts set forth in this column represent the aggregate distribution paid, assuming that the shares were owned on each record date of the applicable month.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 25, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	3,902,792	38,856,001	3,723,053	35,132,948

Shares sold pursuant to our distribution reinvestment plan:	15,208	144,476	–	144,476

Total:	3,938,000	$39,200,477	$3,723,053	$35,477,424

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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